

June 9, 2021

Julio A. Torres
Chief Executive Officer
Andina Acquisition Corp. III
Calle 113 #7-45 Torre B
Oficina 1012
Bogota, Colombia

> **Re: Andina Acquisition Corp. III**
> **Registration Statement on Form S-1**
> **Filed May 25, 2021**
> **File No. 333-256487**

Dear Mr. Torres:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 26, 2021

General

1.    We note that the PIPE Shares to be registered will be issued in a private placement that will be consummated simultaneously with the closing of the business combination with Stryve Foods, LLC. Generally, privately-placed securities may not be registered for resale before they are outstanding. Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 139.11. As such, please provide us with a detailed analysis to support the conclusion that the private placement of all shares covered by this registration statement was completed at the time of filing.

2.      Please revise your registration statement to incorporate all material changes made to your registration statement on Form S-4 initially filed on March 31, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    Wei Wang